Mail Stop 3561

February 22, 2008

Mr. Xiaojing Yu
Chief Executive Officer
China Shen Zhou Mining & Resources, Inc.
No. 166 Fushi Road Zeyang Tower, Suite 305
Shijingshan District, Beijing, China 100043

> **Re:** **China Shen Zhou Mining & Resources, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended**
> **December 31, 2006**
> **Filed October 16, 2007**
> **File No. 000-52586**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2006

Notes to Financial Statements

Note 9 – Acquisitions, page 73

1. We note your response to our prior comment six. Although AFMG was a private company at the time of the transaction, it was considered the accounting acquirer. Thus, the financial statement requirements under Item 310(c) of Regulation S-B should also be evaluated for AFMG. As the April 2006 acquisitions of Qingshan

Metal and Xingzhen Mining appear to be significant to AFMG, audited historical financial statements (as well as interim financial statements) of these acquired entities for periods prior to their acquisition should have been filed on Form 8-K (along with your filing of the pre-acquisition financial statements of AFMG). Accordingly, please amend your Form 8-K to file these financial statements in accordance with Item 310(c) of Regulation S-B. If you believe these financial statements are not required to be filed, please provide us with a detailed explanation, including your analysis of the three tests of significance discussed in Item 310(c)(2) of Regulation S-B related to these two entities.

2. We reviewed your response to our prior comment eight, noting that you assumed that there would not be additional probable reserves available for extraction. Please tell us and disclose the extent to which you considered value beyond proven and probable reserves (VBPP) in completing your purchase price allocation (Issue 1(a) of EITF 04-3). To the extent you have determined that there is no VBPP, describe to us the basis for that determination, and explain how you considered the difference between "probable reserves" and "estimated extraction" amounts as disclosed on page 75 in concluding you have no VBPP.

3. In connection with the comment above, please tell us and disclose how you allocated goodwill from your purchase of Qingshan Metal to your reporting units and indicate whether you consider an individual operating mine to constitute a reporting unit. Refer to paragraph 30 of SFAS 142 and EITF 04-4 for additional guidance.

Form 10-QSB for the Quarter Ended September 30, 2007

Balance Sheet, page 4

4. We note that you recognized debt discount of $7,716,000 resulting from a reduction of the debt conversion price (i.e. from the embedded beneficial conversion). We also note that such debt discount is reported as an asset. It appears to us that such unamortized debt discount is not an asset because it provides no future economic benefit and is not an asset separable from the debt which gives rise to it. Therefore, the unamortized debt discount should be reported in the balance sheet as a direct deduction from the face amount of the debt in accordance with paragraph 16 of APB 21. Please revise here and Note 11 on page 16 or advise.

Form 8-K filed December 12, 2007

5. We note you transferred all of your ownership interests in Tianzhen Mining Company to Dechang Wang on December 10, 2007. Please revise to include the

pro forma financial information relating to the disposition as required by Item 310(b)(iv) of Regulation S-B or demonstrate to us how the disposition is insignificant.

Other Exchange Act Filings

6. Please revise your other Exchange Act reports, as applicable, to conform to any changes made as a result of our comments above.

Engineering Comments – Form 10-KSB/A for the Year Ended December 31, 2006

General

7. The Commission only allows the reporting of reserves according to its reserve definitions. Please minimize your discussion of the JORC code, except to the extent that you disclose situations where you originally estimated reserves using this code and then converted proven and/or probable reserves to meet the requirements of Industry Guide 7. Industry Guide 7 does not recognize or allow the use of resource system terminology to disclose non-reserve mineralization in SEC documents.

8. In the event you believe your disclosure using non-Commission reserve definitions and resource estimates is allowed under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. Please note you will still be required to disclose your reserve estimates according to Guide 7 definitions and provide a comparative table and reconciliation narrative explaining any differences between the reserve estimates.

9. For your future use, we include the following: As the staff uses the term, "mineralized material" means a mineralized body, which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility. Note that "mineralized material" does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using only geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators. Only mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples can be called "mineralized materials." Generally, mineralized material should be reported as "in place" grade and tonnage. Estimates of contained metal or total ounces in mineralized material should not be reported, as these can be confused with reserves.

10. We note your response to comment 19. Please include the metal prices, operating costs, and the metallurgical recoveries used to calculate your economic cutoff grade which was used to estimate your proven and probable reserves.

11. We note your response to comment 20. The Commission only allows the reporting of reserves according to its reserve definitions as was discussed above. Please note that lacking proven and probable reserve, this limits your ability to capitalize construction and development costs and changes the status of your company to that of an exploration company.

12. We note your response to comment 21 and we believe you misunderstood our request. Unless this material has demonstrated economic feasibility, it may not be reported as a proven or probable reserve. However as noted above, mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples may be called "mineralized material." This would only be applicable to measured and indicated resources   In addition please provide a brief summary of the parameters outlined in reference document T0214-2002 which was used to define your cutoff grade.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian Bhandari, Branch Chief, at (202) 551 – 3390 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Jiannan Zhang Esq.
     Cadwalader, Wickersham & Taft, LLP